Exhibit 99.1

Alexco Expands Bermingham Silver Deposit, Initial Tests Confirm Excellent Metallurgical Performance

VANCOUVER, Dec. 8, 2016 /CNW/ - Alexco Resource Corp. (TSX:AXR, NYSE-MKT:AXU) ("Alexco" or the "Company") today announced results from the final 32 of 50 drill holes comprising the balance of the 2016 diamond drill program in the Bermingham deposit area of the Keno Hill Silver District ("KHSD") in Canada's Yukon Territory. Preliminary metallurgical test results from Bermingham have also been received.

Numerous significant silver-rich intercepts have been received in the latest batch of Bermingham results including true width intercepts ranging from 7.16 meters ("m") grading 4,375 grams per tonne ("g/t") (140.7 ounces per ton ("oz/t")) silver, and 3.98 meters grading 6,477 g/t (208.2 oz/t) silver in the extensively mineralized Bear Vein, to an initial intercept grading 1,676 g/t (53.9 oz/t) silver over a true width of 0.51 meters in the newly identified and contiguous West Dipping Vein.

Metallurgical testing on mineralized material from the Bermingham deposit indicates expected silver and lead recoveries in the 94% to 96% range while producing a lead concentrate grading in excess of 60% lead and 30,000 g/t silver. Metallurgical parameters used to achieve these results are consistent with the current flowsheet of the existing District Mill at Keno Hill.

Alexco President and CEO Clynt Nauman commented "In addition to excellent metallurgical results, we now recognize four silver-rich mineralized vein sets in the Bermingham discovery area, the most important  being the Bear Vein that ranges in true width up to 7.49 meters at 87.3 oz/t silver (K-16-0608) and in grade up to 239.9 oz/t silver over 4.98 meters true width (K-15-0580) and has been traced with relatively close spaced drilling over a down-plunge extent of 270 meters (over a vertical range of 230 meters) with an increased plunge width of up to 100 meters. The top of the deposit is approximately 160 meters from surface and the deposit remains open at depth.

The picture emerging from the Bermingham discovery is one reflecting the tenor and geometry of historically mined ores at Keno Hill with these most recent results returning numerous very high grade intercepts ranging from 12 kilograms per tonne (387 oz/t) silver over 2.1 meters true width to 33 kilograms per tonne (1,069 oz/t) over a narrower interval of 0.18 m true width. This pattern is what makes Keno Hill the world class high grade silver district it is; and more importantly it demonstrates that new high grade silver discoveries are still to be made even within one kilometer of the 90 million ounce producing historic Hector-Calumet mine."

Bermingham Drill Composite Assay Interval Highlights (Refer to Table 2 for complete results)

•	K-16-0611: intercepted the Bear Vein over a true width of 7.16 m from 275.38 m with a composite assay of 4,375 g/t (140.7 oz/t), including 0.31 m from 278.74 m at 12,666 g/t (407.2 oz/t) silver; 0.29 m from 288.37 m at 19,141 g/t (615.4 oz/t) silver, and 0.18m from 289.06 m at 33,271 g/t (1,069.7 oz/t) silver.
•	K-16-0620: intercepted the Bear Vein over a true width of 3.98 m from 257.90 m with a composite assay of 6,477 g/t (208.3 oz/t), including nine intervals between 0.09 – 0.25 m in true width assaying over 200 oz/t silver up to a maximum of 0.18 m from 261.60 m at 26,069 g/t (838.2 oz/t) silver.
•	K-16-0610: intercepted three veins including:

the Bear Vein over a true width of 1.84 m from 278.00 m with a composite assay of 1,894 g/t (60.9 oz/t) silver, that included several narrow veinlets to 7 centimeters wide assaying over 200 oz/t silver including one from 282.14 m at 21,182 g/t (681.0 oz/t) silver, and the newly recognized West Dipping Vein over 0.51 m true width from 334.86 m with a composite assay of 1,676 g/t (53.9 oz/t) silver, including 0.22 m from 335.63 m at 3,583 g/t (115.2 oz/t) silver.
•	K-16-0613 intercepted the Bear Vein over a true width of 2.1 m from 269.78 m with a composite assay of 1,371 g/t (44.1 oz/t) silver including 0.86 m from 270.20 m at 2,812 g/t (90.41 oz/t) silver.
•	K-16-0626 intercepted the Bear Vein over a true width of 5.15 m from 376.1 m with a composite assay of 746 g/t (24.0 oz/t) silver including 1.41 m from 380.2 m with a composite assay of 2,309 g/t (74.24 oz/t) silver.

While the assay results reported here are presented at the usual +30 g/t Ag composites (with up to two meters unmineralized material), it is noteworthy that the calculation of similar composites at a 1,500 g/t (48.2 oz/t) silver cut off demonstrate the extremely high grade nature of the deposit, with significant intercepts that include:

•	226.3 oz/t silver over 1.85 m true width from 304.44 m in K-16-0610;
•	158.0 oz/t silver over 3.60 m true width from 275.62 m and 407.9 oz/t silver over 1.04 m true width from 287.00 m in K-16-0611;
•	77.8 oz/t silver over 1.21 m true width from 340.40 m in K-16-0615; and
•	387.4 oz/t silver over 2.11 m true width from 259.90 m in K-16-0620.

Metallurgy

Metallurgical test work using composited mineralized material from the Bermingham deposit is on-going at SGS Group Management SA of Vancouver B.C. under the direction of International Metallurgical and Environmental Inc. Preliminary test results confirm that the Bermingham high grade silver zone will have excellent metallurgical performance in the District Mill that Alexco operates for the recovery of silver, lead and zinc.

Test work has demonstrated that silver and lead recoveries are expected to be in the range of 94% to 96%, while producing a lead concentrate grading in excess of 60% lead and 30,000 g/t silver. Zinc recovery is predicted to be in the range of 70% to 75% to a zinc concentrate grading in excess of 50% zinc. Metallurgical parameters used to achieve these results are consistent with the operation of the existing process plant at Keno Hill, including primary grind targets and reagent utilization experienced during active plant operations between 2011 and 2013.

The Bermingham zone material fits well into a metallurgical model, which incorporates data from a number of deposits in the KHSD including the Bellekeno, Flame and Moth and Lucky Queen deposits.

Geology and Drilling

The 2016 Bermingham surface drill program was completed in early November with 50 drill holes totaling 17,371 m of diamond drilling. This drilling has achieved resource definition coverage with intersections at 20 – 30 m centers confirming the size and grades of the projected high grade shoot (see press release dated September 13 2016, entitled "Alexco Confirms, Expands High Grade Silver Zone at Bermingham Deposit; Drilling Continues").

The additional results have confirmed the extremely high grades of the Bear Vein developed in a favourable structural orientation approximately 50 m to the northeast of, and continuous with, the adjacent mineralized Bermingham and Bermingham Footwall vein structures that have a current indicated  resource estimate in the Etta and the Artic Zones (not including the Bear Zone) of 377,000 tonnes with average grade of 430 g/t silver totaling 5.2 million ounces of silver (see news release dated April 29, 2015, entitled "Alexco Announces Indicated Silver Resource Estimate Increases of 17% at Flame & Moth and 37% at Bermingham, Resulting in a 10% Increase Overall for Keno Hill Silver District").

The Bear Vein mineralization lies in a position controlled by a flexure in the Bermingham and Bermingham Footwall vein-fault structures and is located stratigraphically above the inferred unique stratigraphic and structural setting occupied by the adjacent Hector-Calumet mine. Although the vein and fault geometry is complex, it has now been 3D modeled to include a previously unknown highly mineralized west-dipping conjugate vein set. This work has additionally confirmed the position of and offset along a post-mineral cross-fault at depth.

The drilling also confirmed that mineralized vein development does continue at depth into the favourable Hector-Calumet stratigraphy, although less highly mineralized at the locations tested. The vein structure remains open at depth, as well as along the Bermingham and Bermingham Footwall veins in the vicinity of existing mineralization where structural architecture similar to that of the Bear Vein discovery remains untested.

The mineralogy of the Bear Zone is characterized by the presence of a complex silver bearing mineral assemblage including pyrargyrite (ruby silver), freibergite, argentiferous galena, stephanite, polybasite and wire silver in a dominantly sideritic gangue. The mineralized structures exhibit textures indicative of prolific fluid flow, hydro-brecciation, and fluid boiling during several pulses of mineralization and fault movement.

A new resource estimation, that will link the mineralization in the vicinity of the Bear Vein to the existing Etta and Arctic resource zones, is currently being prepared by SRK Consulting (Canada) Inc. and is anticipated to be released prior to year end.

Beyond the exploration drilling and metallurgical test work, other work in the Bermingham area in 2016 has included completion of hydrological well drilling and geotechnical investigation, as well as waste rock characterization studies to support permitting activity.

Details of the drill holes are shown in Table 1. Composite assay grades and intervals, calculated at a 30 g/t silver cutoff restricted to include a maximum of two meters unmineralized dilution, used to identify the mineralized zones are shown in Table 2. The locations of the drill holes are shown in Figures 1 and 2 and are available for review on the Company's website at www.alexcoresource.com.

Notes

The 2016 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco's geologic staff under the supervision of Alan McOnie, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). The metallurgical testing information in this news release has been reviewed and verified by Jeffrey B. Austin P. Eng., President International Metallurgical and Environmental Inc. and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples delivered to the assay lab. Drill core samples were shipped through ALS Minerals Labs at Whitehorse, Yukon for preparation, fire assay, multi-element ICP and overlimit analyses completed at the ALS Minerals facility in North Vancouver, British Columbia. The disclosure of scientific and technical information about Alexco's mineral projects contained in this news release has also been reviewed and approved by Mr. McOnie.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 44 oz/t silver, 6.7% lead and 4% zinc (Cathro 2006).  These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Table 1
Location and Orientation of 2016 Bermingham Drill Holes Completed after August 31, 2016
Map Projection UTM NAD83 Zone 8

Hole	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Surface Azimuth	Surface Dip	Date Started	Date Completed
K-16-0588	479180.98	7086840.95	1340.30	245.26	288.0	-59.0	11/06/2016	15/06/2016
K-16-0595	479116.99	7086850.81	1336.49	155.00	332.0	-58.0	28/06/2016	30/06/2016
K-16-0596	479239.37	7086601.30	1363.38	470.00	306.0	-59.0	29/06/2016	08/07/2016
K-16-0601	479157.24	7086675.64	1353.49	383.00	304.0	-64.0	17/07/2016	23/07/2016
K-16-0604	479157.28	7086676.37	1353.57	380.00	312.0	-57.0	23/07/2016	30/07/2016
K-16-0606	479157.29	7086676.15	1353.54	386.00	309.0	-61.0	30/07/2016	04/08/2016
K-16-0607*	479184.00	7086719.00	1351.00	50.00	328.0	-63.0	04/08/2016	05/08/2016
K-16-0609	479183.83	7086719.39	1350.93	341.00	328.0	-63.0	05/08/2016	10/08/2016
K-16-0610	478971.85	7086849.98	1330.25	435.50	111.0	-60.0	10/08/2016	19/08/2016
K-16-0611	479183.65	7086719.75	1350.97	308.00	328.0	-56.5	11/08/2016	16/08/2016
K-16-0612	479157.93	7086675.40	1353.57	404.00	306.0	-69.0	12/08/2016	19/08/2016
K-16-0613	479183.11	7086720.21	1350.99	295.60	326.0	-52.5	16/08/2016	21/08/2016
K-16-0614	478971.72	7086850.14	1330.37	326.00	113.5	-57.5	19/08/2016	24/08/2016
K-16-0615	479158.90	7086676.11	1353.62	362.00	320.0	-70.5	19/08/2016	24/08/2016
K-16-0616	479182.88	7086719.51	1351.06	341.20	304.0	-68.0	22/08/2016	27/08/2016
K-16-0617	478972.12	7086850.67	1330.39	320.40	98.0	-56.5	24/08/2016	30/08/2016
K-16-0618	479157.72	7086673.74	1353.64	478.00	283.0	-67.0	24/08/2016	02/09/2016
K-16-0619	479263.95	7086790.93	1347.93	329.00	292.5	-54.0	27/08/2016	03/09/2016
K-16-0620	478971.60	7086850.64	1330.35	319.00	98.0	-57.5	30/08/2016	04/09/2016
K-16-0621	479153.62	7086672.51	1353.53	593.00	248.0	-69.0	02/09/2016	14/09/2016
K-16-0622	479265.61	7086791.91	1347.72	381.60	315.0	-75.0	03/09/2016	13/09/2016
K-16-0623	478971.74	7086851.06	1330.33	327.75	82.0	-53.0	05/09/2016	11/09/2016
K-16-0624	479191.78	7086714.90	1351.60	353.00	318.0	-64.5	12/09/2016	18/09/2016
K-16-0625	479240.19	7086603.19	1363.51	508.00	307.0	-65.0	13/09/2016	25/09/2016
K-16-0626	479156.53	7086675.20	1353.81	434.00	289.0	-66.0	14/09/2016	20/09/2016
K-16-0627*	479190.50	7086716.42	1351.73	83.00	328.0	-55.0	19/09/2016	20/09/2016
K-16-0628	479190.14	7086713.15	1351.75	419.33	275.0	-77.5	20/09/2016	27/09/2016
K-16-0629	479383.59	7086566.19	1374.69	605.00	307.0	-56.0	21/09/2016	03/10/2016
K-16-0630*	479240.84	7086602.81	1363.39	271.40	307.0	-79.0	26/09/2016	30/09/2016
K-16-0631	479190.39	7086713.15	1351.67	472.00	275.0	-85.0	27/09/2016	08/10/2016
K-16-0632	479241.20	7086602.51	1363.45	656.00	307.0	-79.0	30/09/2016	28/10/2016
K-16-0633	479193.76	7086686.97	1354.18	404.05	335.0	-68.0	08/10/2016	16/10/2016
	* Hole Abandoned

Table 2
Assay Composites Calculated for 2016 Bermingham Drill Holes with Assays Completed after August 31, 2016
Using 30 g/t cut-off with a maximum of two meters unmineralized internal dilution

Hole		From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/t)	Pb (%)	Zn (%)	Au (g/t)
K-16-0596		391.55	392.00	0.45	0.32	101	3.25	0.17	4.08	0.33
		395.51	397.62	2.11	1.52	911	29.30	0.28	0.23	0.31
	including	395.51	396.62	1.11	0.80	1,680	54.01	0.44	0.26	0.48
		417.00	417.72	0.72	0.01	324	10.42	0.74	0.06	0.04

K-16-0601		340.85	344.00	3.15	2.67	387	12.44	0.35	1.47	0.17
		346.55	348.55	2.00	1.34	245	7.88	0.98	0.55	0.09

K-16-0604		311.90	312.60	0.70	5.66	50	1.62	0.32	0.49	0.05
		314.70	318.25	3.55	3.16	152	4.89	1.47	0.91	0.05
		321.65	322.65	1.00	0.89	375	12.06	0.59	0.02	0.04
		342.25	357.20	14.95	10.75	605	19.46	1.65	0.77	0.12
	including	343.25	344.15	0.90	0.65	3,030	97.42	3.75	0.90	0.17
	and	350.90	351.35	0.45	0.32	4,180	134.39	5.75	0.29	0.28
		361.85	362.80	0.95	0.68	4,520	145.32	0.00	0.01	0.09

K-16-0606		201.30	201.95	0.65	0.56	43	1.38	0.01	0.03	0.20
		324.00	329.00	5.00	4.33	698	22.44	2.07	1.85	0.14
		354.15	355.55	1.40	0.80	2,086	67.06	2.69	3.11	0.17
		359.70	360.50	0.80	0.55	73	2.35	0.01	0.00	0.02
		368.00	368.95	0.95	0.65	1,412	45.38	0.95	2.23	0.05
	including	368.00	368.70	0.70	0.48	1,745	56.10	0.78	2.24	0.06

K-16-0609		281.90	282.05	0.15	0.06	807	25.95	1.32	14.00	0.13
		295.36	295.80	0.44	0.19	1,215	39.06	0.20	8.32	0.13
		299.16	312.76	13.60	3.29	625	20.08	0.97	1.49	0.12
	including	305.15	305.60	0.45	0.11	7,550	242.74	14.55	8.63	0.57
	and	309.43	309.97	0.54	0.13	5,350	172.01	3.90	0.55	0.42
		320.49	321.76	1.27	0.87	118	3.80	0.81	2.12	0.05
		323.91	324.52	0.61	0.42	342	11.00	0.33	3.50	0.06

K-16-0610		239.86	240.79	0.93	0.39	106	3.41	0.59	0.31	0.03
		243.70	250.61	6.91	2.92	183	5.87	0.43	0.66	0.11
		254.21	258.24	4.03	1.70	66	2.11	0.26	0.37	0.01
		262.10	262.28	0.18	0.08	624	20.06	0.32	3.16	0.06
		269.00	270.52	1.52	0.64	35	1.13	0.08	0.18	0.01
		276.44	301.42	24.98	6.89	835	26.86	2.32	1.01	0.24
	including	278.00	284.69	6.69	1.84	1,894	60.91	2.06	1.49	0.33
	with	280.23	280.39	0.16	0.04	8,370	269.11	4.28	2.52	0.71
	with	282.14	282.32	0.18	0.05	21,182	681.03	12.35	0.06	0.82
	with	283.37	283.54	0.17	0.05	6,760	217.34	18.70	19.20	0.85
	with	284.44	284.69	0.25	0.07	13,184	423.87	15.95	0.68	1.04
	and	288.99	289.32	0.33	0.09	5,020	161.40	15.50	21.10	0.64
		303.62	311.00	7.38	5.82	2,447	78.67	14.11	3.95	0.29
	including	304.44	306.81	2.37	1.87	7,040	226.33	36.60	12.02	0.62
	with	304.44	305.00	0.56	0.44	8,210	263.96	13.90	6.96	0.69
	with	305.00	305.37	0.37	0.29	12,957	416.58	48.42	13.40	0.73
		334.86	338.53	3.67	0.51	1,676	53.90	10.61	0.51	0.26
	including	335.63	337.24	1.61	0.22	3,583	115.20	23.30	0.96	0.42

K-16-0611		275.38	292.33	16.95	7.16	4,375	140.66	13.58	3.85	0.31
	including	276.66	289.49	11.23	4.75	6,431	206.77	19.07	5.70	0.44
	with	277.45	278.74	1.29	0.55	7,320	235.35	31.69	6.25	0.44
	with	278.74	279.48	0.74	0.31	12,666	407.23	52.35	1.78	0.47
	with	279.48	280.28	0.80	0.34	8,310	267.18	26.20	6.91	0.37
	with	283.78	284.20	0.42	0.18	9,960	320.23	27.89	11.40	0.34
	with	288.37	289.06	0.69	0.29	19,141	615.39	29.26	2.26	1.23
	with	289.06	289.49	0.43	0.18	33,271	1069.70	33.53	0.04	1.94

K-16-0612		359.32	360.70	1.38	1.17	321	10.32	0.07	0.99	0.05
		366.27	370.32	4.05	2.66	82	2.64	0.12	0.13	0.31

K-16-0613		255.10	256.37	1.27	1.25	78	2.51	0.97	0.79	0.09
		269.78	272.98	3.20	2.10	1,371	44.07	7.53	0.96	0.07
	including	270.20	271.51	1.31	0.86	2,812	90.41	13.47	2.06	0.14
	with	270.20	270.56	0.36	0.24	8,030	258.17	32.83	7.22	0.34
		276.00	277.64	1.64	1.08	47	1.52	0.04	0.05	0.07

K-16-0614		266.00	282.38	16.38	3.68	749	24.07	1.66	2.90	0.14
	including	266.00	268.12	2.12	0.48	4,421	142.15	9.83	13.72	0.46
	with	266.00	266.26	0.26	0.06	7,770	249.82	28.61	17.35	0.85
	with	266.26	266.57	0.31	0.07	8,470	272.32	12.20	18.00	1.03
	and	279.10	279.55	0.45	0.10	1,715	55.14	2.54	1.04	0.13
		286.60	292.15	5.55	1.25	209	6.71	0.63	0.50	0.01
		298.00	298.40	0.40	0.31	493	15.85	1.05	1.33	0.07

K-16-0615		329.00	342.65	13.65	7.43	535	17.21	0.74	0.29	0.10
	including	334.70	335.00	0.30	0.16	1,785	57.39	0.04	0.28	0.23
	and	340.40	342.65	2.25	1.23	2,421	77.83	3.92	1.07	0.35

K-16-0616		291.35	292.65	1.30	1.09	67	2.15	0.21	0.39	0.09
		300.82	302.00	1.18	0.98	1,333	42.85	6.08	9.70	0.38
	including	300.82	301.40	0.58	0.29	2,510	80.70	12.30	16.00	0.38
		304.85	305.10	0.25	0.13	4,630	148.86	52.94	4.85	0.31
		312.25	313.81	1.56	0.77	5,485	176.36	34.15	2.79	0.41
	including	312.92	313.81	0.89	0.44	9,530	306.39	59.15	4.85	0.71
	with	312.92	313.20	0.28	0.14	7,580	243.71	51.91	2.44	0.42
	with	313.20	313.40	0.20	0.10	20,337	653.86	42.70	10.45	1.98
		323.38	323.88	0.50	0.31	1,007	32.38	11.42	1.00	0.15

K-16-0617		284.35	285.35	1.00	0.87	1,877	60.34	4.77	17.53	0.15

K-16-0618		235.85	237.05	1.20	0.65	93	3.00	0.00	0.03	0.50
		363.50	366.48	2.98	2.47	194	6.25	0.82	0.59	0.08
		414.15	424.30	10.15	6.11	304	9.76	1.00	0.68	0.10
	including	416.30	417.00	0.70	0.42	1,670	53.69	2.98	1.46	0.16
		443.45	444.05	0.60	0.36	1,755	56.43	0.67	2.04	0.32
		452.30	453.90	1.60	0.96	62	1.98	0.36	0.24	0.10

K-16-0619		254.81	256.03	1.22	1.20	104	3.36	0.79	1.02	0.08
		285.25	310.80	25.55	21.90	117	3.77	0.38	0.64	0.04
	including	306.72	306.90	0.18	0.15	8,580	275.86	11.20	30.13	0.83

K-16-0620		252.70	254.35	1.65	0.59	764	24.57	1.11	0.82	2.27
		257.90	269.00	11.10	3.98	6,477	208.25	6.81	3.39	0.81
	including	259.90	265.75	5.85	2.10	12,049	387.38	12.38	6.34	1.20
	with	260.35	261.05	0.70	0.25	16,789	539.77	20.47	2.20	1.84
	with	261.05	261.60	0.55	0.20	20,433	656.95	15.30	13.60	2.09
	with	261.60	262.10	0.50	0.18	26,069	838.15	18.75	8.25	1.88
	with	262.10	262.65	0.55	0.20	16,135	518.74	12.55	3.61	1.26
	with	262.65	262.90	0.25	0.09	9,390	301.90	7.63	0.12	0.66
	with	262.90	263.60	0.70	0.25	14,733	473.68	8.98	13.30	2.29
	with	263.60	264.10	0.50	0.18	6,610	212.52	6.12	9.51	0.82
	with	264.90	265.25	0.35	0.13	7,440	239.21	7.98	10.55	0.51
	with	265.25	265.75	0.50	0.18	7,990	256.89	14.50	4.42	0.72
		276.85	279.90	3.05	2.56	989	31.81	0.87	0.16	0.16
	including	278.00	278.55	0.55	0.46	4,930	158.51	4.09	0.12	0.81
		282.80	288.95	6.15	5.16	296	9.52	0.88	1.60	0.06
	including	284.25	284.80	0.55	0.46	2,110	67.84	7.09	1.84	0.36

K-16-0621		420.15	425.35	5.20	3.61	842	27.08	3.28	3.65	0.16
	including	423.25	424.40	1.15	0.80	3,667	117.91	14.26	15.52	0.45
		523.94	524.27	0.33	0.18	38	1.22	0.15	0.08	0.37
		554.70	555.15	0.45	0.25	149	4.79	0.05	0.01	0.09
		557.55	558.55	1.00	0.54	32	1.01	0.05	0.12	0.01
		561.47	562.10	0.63	0.34	430	13.83	0.01	0.06	0.30

K-16-0622		303.13	305.50	2.37	1.55	31	1.00	0.23	0.04	0.03
		317.56	318.33	0.77	0.51	108	3.47	0.27	0.39	0.10
		323.48	323.88	0.40	0.26	42	1.33	0.03	0.46	0.09
		326.80	327.26	0.46	0.30	31	1.00	0.17	0.53	0.28
		334.20	335.46	1.26	0.83	192	6.17	0.02	0.36	0.01

K-16-0623		195.78	199.01	3.23	1.05	26	0.85	0.39	1.50	0.11
		203.82	204.63	0.81	0.26	206	6.62	1.56	2.49	0.11
		208.64	211.50	2.86	0.93	127	4.10	1.49	2.13	0.10
		249.50	257.00	7.50	2.44	37	1.19	0.09	0.45	0.02
		260.78	264.85	4.07	1.33	1,306	41.99	2.42	0.69	0.11
	including	261.32	261.69	0.37	0.12	13,087	420.76	22.91	6.11	1.17
		299.00	306.28	7.28	6.30	110	3.54	0.45	0.87	0.01

K-16-0624		279.85	281.39	1.54	0.32	47	1.52	0.12	0.11	0.01
		297.73	298.62	0.89	0.42	100	3.21	0.02	4.57	0.03
		308.35	310.47	2.12	0.36	69	2.22	0.34	0.86	0.01
		318.18	321.05	2.87	1.52	820	26.36	5.78	3.45	0.14
	including	318.18	318.46	0.28	0.15	3,220	103.53	12.20	2.94	0.25
	and	320.65	321.05	0.40	0.21	2,370	76.20	22.71	6.11	0.24

K-16-0625		372.00	372.75	0.75	0.49	34	1.10	0.64	2.45	0.04
		424.10	425.00	0.90	0.66	67	2.16	0.78	0.53	0.14

K-16-0626		162.20	163.15	0.95	0.85	38	1.23	0.10	0.05	0.29
		351.95	353.55	1.60	1.36	795	25.55	3.40	1.85	0.18
	including	351.95	352.35	0.40	0.34	3,010	96.78	13.40	6.27	0.54
		376.10	384.65	8.55	5.15	746	24.00	2.22	1.98	0.12
	including	380.20	382.55	2.35	1.41	2,309	74.24	5.53	5.10	0.32
		392.35	395.85	3.50	2.15	290	9.33	0.26	0.44	0.05

K-16-0628		363.26	366.29	3.03	1.47	405	13.04	0.62	0.25	0.13
		370.16	375.79	5.63	2.73	117	3.77	0.21	0.87	0.18
		381.96	387.32	5.36	4.17	849	27.30	0.36	0.80	0.12
	including	386.87	387.32	0.45	0.35	7,240	232.77	2.67	2.02	0.89

K-16-0629		477.78	478.44	0.66	0.40	105	3.39	0.10	6.84	0.02
		521.21	522.44	1.23	0.74	74	2.39	0.12	0.26	0.14
		530.08	530.50	0.42	0.25	98	3.14	0.15	1.16	0.10

K-16-0631		411.25	412.15	0.90	0.63	30	0.96	0.54	0.40	0.05
		416.20	418.60	2.40	1.69	151	4.85	2.25	0.07	0.01
		424.00	425.00	1.00	0.42	610	19.61	0.63	0.03	0.09
		428.40	429.75	1.35	0.57	368	11.82	1.12	0.04	0.07
		439.90	440.65	0.75	0.32	30	0.97	0.21	0.03	0.04

K-16-0633		284.60	287.48	2.88	0.08	293	9.43	0.94	0.49	0.02
		302.37	309.23	6.86	4.40	688	21.13	1.83	1.94	0.06

		Assay Composites Calculated for 2016 Bermingham Drill Holes with assays completed after August 31, 2016.

			Using 30 g/t Ag cut-off with a maximum of two metres unmineralized internal dilution,
			Intervals greater than 50 oz/t Ag.
			Intervals greater than 200 oz/t Ag.
		True width estimates based on measured vein orientation or derived from current 3D interpretation

SOURCE Alexco Resource Corp.

Image with caption: "Figure 1 - Drill Hole Locations (CNW Group/Alexco Resource Corp.)". Image available at: http://photos.newswire.ca/images/download/20161208_C4989_PHOTO_EN_834449.jpg

Image with caption: "Figure 2 - Vertical Long Section Showing the 2016 Bear Zone Composite Silver Intercepts for holes completed after August 31, 2016 (CNW Group/Alexco Resource Corp.)". Image available at: http://photos.newswire.ca/images/download/20161208_C4989_PHOTO_EN_834451.jpg

%CIK: 0001364128

For further information: Clynton R. Nauman, President and Chief Executive Officer; Mike Clark, Chief Financial Officer, Phone: (604) 633-4888 Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 04:00e 08-DEC-16